Mail Stop 3561

August 31, 2009

Karla R. Lewis
Executive Vice President & Chief Financial Officer
Reliance Steel & Aluminum Co.
350 South Grand Ave, Suite 5100
Los Angeles, California 90017

Re: Reliance Steel & Aluminum Co.
File No. 001-13122
Form 10-K: For the Fiscal Year Ended December 31, 2008
Form 10-Q: For the Quarter Ended June 30, 2009
Form 8-K: Furnished on July 23, 2009

Dear Ms. Lewis:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2008

Item 6. Selected Financial Data, page 25

1. We note that you present a gross profit measure. However, it appears that your cost of sales amount excludes depreciation and amortization expense. Pursuant to SAB Topic 11B, in order to avoid placing undue emphasis on "cash flow," depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before these expenses. If you choose to continue to present a gross profit measure, please revise to allocate the appropriate amount of depreciation and amortization expense to cost of sales. Also, conform disclosures in

regard to gross profit in MD&A and quarterly results accordingly. If you choose not to present a gross profit measure and cost of sales continues to exclude depreciation and amortization, continue to describe cost of sales as exclusive of these expenses.

2. We remind you of your final response dated August 5, 2008 to comment #2 in our letter dated June 30, 2008 in which you agreed to expand your discussion regarding justification for the inclusion of "EBITDA" as a non-GAAP liquidity measure. However, it appears that you have not expanded your discussion as proposed in that response. In future filings, please expand your discussion to include the justification in its entirety as previously proposed.

3. To better assist investors in understanding how "EBITDA" relates to your liquidity, please include the following in your proposed revised disclosure: 1) expound upon how eliminating the effects of financing costs and income taxes aid in evaluating your liquidity as indicated in the disclosure when these items involve cash, 2) describe the accounting effects of capital spending and acquisitions, eliminated by "EBITDA" as indicated in the disclosure and why such are unrelated to your liquidity, 3) discuss how the ratio "debt to EBITDA" aids in evaluating your financial flexibility, and 4) the discuss debt arrangements and associated covenants to which "EBITDA" relate, the significance of "EBITDA" to these covenants and your liquidity and whether your calculation of "EBITDA" is consistent with that as defined in the associated debt arrangements. For example in connection with point 3, we note disclosure on page 34 in regard to the requirement that subsidiary guarantors collectively account for at least 80% of consolidated "EBITDA" with respect to borrowings under the revolving credit facility, the term loan and private placement notes. Please provide us with a copy of your intended revised disclosure.

Item 7. Managements Discussion and Analysis, page 27.

Results of Operations, page 30.

4. Please quantify, discuss, and analyze the changes in costs of sales on a stand-alone basis in addition to your current disclosure which is made in the context of gross profit. In your revised disclosure, please address the significant components of costs of sales such as labor, materials, or any other components, to the extent material, at the appropriate level of detail (i.e., discussion of underlying causes for material variances therein, associated trends, etc.).

Item 8. Financial Statements and Supplementary Data, page 39.

5. It is not clear why you present "income from continuing operations" per share and not "net income" per share here and elsewhere in your filing. In particular, we note no presentation of "income from continuing operations" in the "Selected Financial Data" and quarterly results tables although per share amounts on this basis are presented. Also, your per share presentation may be confused with amounts associated with "income from continuing operations before income taxes" as presented on the statements of income. Please advise.

Note 1. Summary of Significant Accounting Policies, page 46.

Revenue Recognition, page 48.

6. Please disclose the fundamental criteria referred to in your disclosure associated with, and how such are met in, recognizing each of your material sources of revenue. For example, discuss explicit or implicit acceptance conditions, contingencies or other circumstances that affect the timing and amount of revenue recognized. In connection with this, we note your disclosure that revenue from sales of products is recognized typically upon delivery. Please describe for us the circumstances in which revenue would be recognized at other than upon delivery and the frequency with which this occurs. Also, describe the nature of products and/or services and the associated circumstances for which deferred revenue is recorded.

Segment Information, page 48

7. We note you state you have one reportable segment. Please tell us and disclose whether operating segments, as defined in paragraph 10 of SFAS 131, have been aggregated pursuant to paragraph 26 of SFAS 131. Describe for us the nature of each of the operating segments and why aggregation of such is appropriate.

Form 10-Q For the Quarter Ended June 30, 2009

Management's Discussion and Analysis
Liquidity and Capital Resources, page 24

8. Please expand your disclosure to discuss in terms of cash how the changes in accounts receivable, inventories and accounts payable and other liabilities contributed to the increase in cash flow provided by operations in 2009 of $552.9 million. In particular, clarify in terms of cash how the increase in days sales outstanding and increased write offs for accounts receivable in 2009 and reduced inventory turn rate, increase in inventory months on hand and inventory destocking efforts in 2009 correlate with the contribution by working capital to the increase in cash flow.

Form 8-K Furnished July 23, 2009

Exhibit 99.1

9. Please explain to us and disclose the relevance of "EBIT" to the evaluation of your liquidity. For example, address whether "EBIT" is associated with any of your debt arrangements and how.

10. Also, explain to us and disclose how the presentation of "EBIT margin" and "EBITDA margin" are consistent with your presentation of "EBIT" and "EBITDA" as non-GAAP liquidity measures.

Reliance Steel & Aluminum Co.
August 31, 2009
Page 4 of 4

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief

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